[Monumental Life Insurance Company]

April 22, 2009

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Monumental Life Insurance Company

Separate Account VA DD

Vanguard Variable Annuity

File Nos. 333-146328/811-06144

Dear Mr. Ruckman:

This letter responds to oral comments that you provided with respect to the above-referenced post-effective amendment filing for Separate Account VA DD of Monumental Life Insurance Company (“Monumental” or “we”). For your convenience, I have restated those comments below (as best we understand them), and followed each comment with our response.

1.	Clarify supplementally if there are any types of guarantees or support agreements with 3rd parties to supplement any guarantees under the policy.

Response: There are no 3rd party supplemental guarantees under the policy.

2.	Please confirm supplementally that the contract name on the front cover page of the prospectus continues and will be the name as Class Identifier in the SEC system.

Response: The Class Identifier in the SEC system is the name on the front cover page of the prospectus (Vanguard Variable Annuity).

SUMMARY

3.	Additional Features, Vanguard GLWB Rider. The prospectus states on page 33 about how an excess withdrawal can reduce or eliminate the benefit provided by the rider. Add this to the summary.

Response: Pursuant to our conversation, since we are withdrawing the Vanguard GLWB Rider we will not be responding to your comment.

FEE TABLE

4.	Reference to state premium taxes is in the introductions paragraph to Owner Transaction Expenses. Add a line item to the fee table reflecting premium taxes. State a range – 0.00% - 3.5% as noted on page 14.

Response: Please see Page 6 of the Prospectus attached.

5.	Footnote 8. Add disclosure to footnote discussing relationship between withdrawal base and contract value where rider elected on date contract issued. If purchase same day, they are equal.

Response: Pursuant to our conversation, since we are withdrawing the Vanguard GLWB Rider we will not be responding to your comment.

6.	Reorder presentation of example so most expensive is listed first and the least is last.

Response: Please see Page 8 of the Prospectus attached

BODY

7.	Page 11, Annuity Options. Under Life Annuity and Joint Last Survivor Annuity, clarify under these options it is possible the insurance company may make only one payment.

Response: Please see Page 10 of the Prospectus attached.

8.	Page 11, Joint Last Survivor Annuity. Provide discussion of benefits that accrue to a contract owner under a 50% or 75% last survivor annuity.

Response: Please see Page 10 of the Prospectus attached.

9.	Page 11, Variable Annuity Payments. Please discuss role assumed interest rate plays in determining variable annuity payments.

Response: Please see page 10 of the Prospectus attached.

10.	Page 13, Annuity Payments. 7th Bullet, referenced “two substantive round trips.” Clarify what does this mean.

Response: Please see Page 11 of the Prospectus attached. Substantive means a dollar amount that could adversely affect the management of the applicable fund.

11.	Page 23, Auto Exchange Service. Clarify whether transfers under this service can cause a subaccount to fall below the minimum balance requirement and if so, provide a cross-reference to the minimum balance requirements discussion on page 29.

Response: Please see Page 19 of the Prospectus attached.

12.	Page 24, Expenses. In the box, last bullet, update the range to reflect expenses as of 12/31/09.

Response: Please see Page 20 of the Prospectus attached.

13.	Page 29, Systematic Withdrawals. Clarify whether transfers under this service can cause a subaccount to fall below the minimum balance requirement and if so, provide a cross-reference to the minimum balance requirements discussion on page 29.

Response: Please see Page 24 of the Prospectus attached.

14.	Page 29, Minimum Balance Requirements. The Prospectus states exchange or withdrawal reduces less than $1,000. What is insurance company response should subaccount fall below $1,000 due to negative investment performance?

Response: The Minimum Balance Requirement is not applicable for a particular subaccount do solely to negative investment performance.

15.	Page 36, Rider Total Withdrawal Base Adjustments. Prospectus notes withdrawal reduces by greater of dollar amount of the excess withdrawal or a pro rata amount (that is in proportion to the reduction in the Accumulated Value in the designated investment options), possibly to zero. Please revise as what this adjustment increase impact of withdrawal on withdrawal base when account value below or less than withdrawal base.

Response: Pursuant to our conversation, since we are withdrawing the Vanguard GLWB Rider we will not be responding to your comment.

16.	Page 37, Designated Investment Options. There is only one designated investment option, the Balanced Portfolio. Revise discussion of GLWB found in summary section to note only option is Balanced Portfolio. In addition, revise references in prospectus to designated investment options so reference to Balanced Fund or Designated Investment Option, singular.

Response: Pursuant to our conversation, since we are withdrawing the Vanguard GLWB Rider we will not be responding to your comment.

17.

Page 37, Rider Fee. Prospectus states percentage will not change unless an additional premium payment is allocated to (or a transfer is made into) the designated investment options. This statement seems to suggest each time premium allocated to designated investment choice, the rider fee increases. Please clarify its intended meaning or state that rider fee had increased in interim and subsequent premium subject to rider fee.

Response: Pursuant to our conversation, since we are withdrawing the Vanguard GLWB Rider we will not be responding to your comment.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Darin D. Smith
Darin D. Smith
General Counsel
Transamerica Capital Management Division
Transamerica Life Insurance Company

cc:	Frederick R. Bellamy

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